UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                            ARM FINANCIAL GROUP, INC.
                                (Name of Issuer)

                          Common Stock, par value $.01
                         (Title of Class of Securities)

                                    001944107
                                 (CUSIP Number)

                                 David Khalilzad
                    100 UN Plaza, East 48th Street, Apt. 24G
                            New York, New York 10017
                                 (212) 750-5399
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 With Copies to:

                   Neil S. Baritz, Esq., Dreier & Baritz, LLP
                     150 East Palmetto Park Road, Suite 401
                            Boca Raton, Florida 33432

                                October 25, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

NOTE. Six copies of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

CUSIP NO.         001944107
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1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         David Khalilzad ("Khalilzad")
         ###-##-####

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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                              (b) [ ]

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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS*
         Personal Funds

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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e) [ ]

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6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         New York

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                  NUMBER OF         7.      SOLE VOTING POWER
                  SHARES                    2,000,000
                  BENEFICIALLY      __________________________________________
                  OWNED BY          8.      SHARED VOTING POWER
                  EACH              __________________________________________
                  REPORTING         9.      SOLE DISPOSITIVE POWER
                  PERSON                    2,000,000
                  WITH              __________________________________________
                                    10.     SHARED DISPOSITIVE POWER

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11.      AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,000,000

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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* [ ]

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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.4%

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14.      TYPE OF REPORTING PERSON*
         IN.

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the common stock, .01 par value ("Common Stock"), issued by:
                            ARM Financial Group, Inc. (the "Company")
                            515 West Market Street
                            Louisville, KY 40202-3319

ITEM 2.  IDENTITY AND BACKGROUND FOR DAVID KHALILZAD (a) - (c), (f)

                            David Khalilzad ("Khalilzad")
                            100 UN Plaza, East 48th Street, Apt. 24G
                            New York, New York 10017

         Khalilzad is a private investor.

(d) During the last five years, Khalilzad has not been convicted in a criminal proceeding (excluding traffic or similar misdemeanor).

(e) During the last five years, Khalilzad has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The funds used for the purchases reported herein consist of the personal funds of Khalilzad, all of which funds were not borrowed. As a result of this purchases reported herein, Khalilzad has purchased and beneficially owns more than 5% of the Company's outstanding Common Stock. Consequently, Khalilzad is filing this Schedule 13D.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         The acquisition of the stock is for investment purposes only.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER - ARM FINANANCIAL GROUP, INC.

         (a) Khalilzad beneficially owns 2,000,000 shares (8.4%) of the Company's outstanding Common Stock.

         (b) Khalilzad has the sole power to vote and dispose of the 2,000,000 shares.

         (c) Khalilzad acquired 2,000,000 shares of the Company's Common Stock in open market transactions, pursuant to the attached Schedule A.

         (d) Of the aggregate of 2,000,000 shares of Common Stock of the Company in which Khalilzad has an interest, with respect to all of such shares, Khalilzad, has the sole right and power to direct a vote with respect all of such shares.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 3, 1999

                                                             /S/ DAVID KHALILZAD
                                                             -------------------
                                                              DAVID KHALILZAD

                                   SCHEDULE A

         Purchase of shares of Common Stock of ARM FINANCIAL GROUP, INC. by David Khalilzad commencing on August 25, 1999.

DATE PURCHASED    NUMBER OF SHARES PURCHASED     PURCHASED PRICE PER SHARE
--------------    --------------------------     -------------------------
08/25/99                   100,000                        $0.2031
09/07/99                   150,000                         0.7890
09/09/99                    35,000                         0.1600
09/10/99                    75,000                         0.1600
09/13/99                   140,000                         0.1600
09/14/99                   250,000                         0.1650
09/15/99                   250,000                         0.1600
09/28/99                   100,000                         0.0767
09/29/99                    75,000                         0.0900
10/25/99                    30,000                         0.0600
10/26/99                   295,000                         0.0737
10/26/99                   225,000                         0.0800
10/27/99                   200,000                         0.0825
10/28/99                    75,000                         0.0925
                         ---------
                         2,000,000